Filed by: Independent Bank Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Texas Capital Bancshares, Inc.

Registration No. 333-235993

Date: January 29, 2020

Independent Bank Group, Inc. Earnings Call

January 28, 2020

Excerpts from Call Transcript

On January 28, 2020, Independent Bank Group, Inc. (“IBTX” or the “Company”) hosted a conference call to discuss the Company’s earnings for the fourth quarter of fiscal 2019, during which IBTX’s management also discussed the Company’s proposed acquisition of Texas Capital Bank, Inc. A copy of excerpts of the transcript from this call follows.

[. . .]

David R. Brooks

Chairman, President and CEO

We ended 2019 by announcing a transformational merger of equals with Texas Capital Bancshares. And we’ve begun the hard work of planning for the integration of our 2 highly complementary franchises. We’re excited for the opportunities this merger brings for our shareholders, customers, employees and communities.

Slides 20 and 21 will provide you an update on the progress that has been made to date as well as some milestones for the deal as our teams continue to work toward a midyear close.

[. . .]

As we begin 2020, we are focused on planning our merger of equals with Texas Capital, while continuing to execute in our 4 great markets across Texas and Colorado.

[. . .]

QUESTION AND ANSWER

Operator

[Operator instructions]

Our first question is from Brad Milsaps from Piper Sandler.

Bradley Jason Milsaps

Piper Sandler & Co., Research Division

David, it sounds like you had really good loan production in the quarter; however, you got hit by some big payoffs. Just curious if you could give us a little more color on sort of the dollar amount of the payoffs? And how that makes you feel about sort of your loan growth prospects for 2020?

David R. Brooks

Chairman, President and CEO

[. . .]

And speaking with people not only talking about the merger, but talking about the need to continue to do strong business here in this interim period, and our loan officers and our leadership across all of our markets are very positive, optimistic about where we are.

Bradley Jason Milsaps

Piper Sandler & Co., Research Division

Got it. You’re still comfortable, though, with that mid-single digit type growth?

David R. Brooks

Chairman, President and CEO

Yes. I think 5%, 6%, as we’ve been talking to our folks here the last few weeks just looking at the pipeline, looking at deals that we’ve got in — under consideration and already approved, ready to close, we think 5%, 6% is still a really good number for this year.

[. . .]

Michael Masters Young

SunTrust Robinson Humphrey, Inc., Research Division

[. . .]

Michelle, there was a little bit of noise in the expense base in this quarter related to some of the merger pieces and some other moving parts. But just on a core basis going forward, should we expect the expense base, maybe to be a little higher in preparation ahead of the Texas Capital deal if you guys are getting anything done on your side? Or should we really think of the expense base kind of with normal growth historically or tracking at 47% efficiency ratio or kind of whatever the bogie is we should use there?

Michelle S. Hickox

Executive VP & CFO

[. . .]

And based on what we know, they will be about that in Q1. And then we also have that BSA project, that we’re using some consultants to help us with, was about $300,000 in the fourth quarter and it will be about $600,000 this quarter.

So I think our expenses will be about the same in Q1. It could be up even just a bit from that just from normal payroll tax expenses and those sort of things always come in higher in the first quarter. And then the $70 million run rate is probably good for Q2.

[. . .]

Operator

Our next question is from Brady Gailey with KBW.

Brady Matthew Gailey

Keefe, Bruyette, & Woods, Inc., Research Division

Going back to the loan growth in the 5%, 6%, once TCBI is in the mix, did you think that, that loan growth level will stay about the same or will it change from that level?

David R. Brooks

Chairman, President and CEO

Well, I think, for the regional banking franchise, which is kind of the terminology we’re using for the legacy, your independent franchise, the IBTX regional banking model, I think it’s going to — that we’re safe there. And in fact, we intend to expand and add new teams and we’re going to be going to San Antonio via this merger. And so we’re encouraged actually that we can hire teams and step up that growth in post-merger for the regional bank.

But the other — the middle market and corporate and some of the business lines and verticals at Texas Capital, we believe, are very encouraged about their growth prospects as well. In terms of the overall corporation, Brady, a lot of that’s going to come down to what the final business mix is and how we put together the go-forward business model. And so that will inform a little bit what that growth rate is. But from a high level, we’re going to be a growth company, Brady. That’s one of the things as we — one of the objectives as we’re building out this go-forward business model is that we’re in great markets. We should be able to grow. We are going to grow. Whether it’s 5%, 6% or 8%, 10% or what those numbers are, we’ll be able to get more clarity once we have the — once we can paint the road map to exactly where we’re going over the next 2 years, then I think we can give better guidance or not guidance. If the lawyers are listening, I didn’t say guidance, but we’ll be able to give a clear picture of what we think about the growth prospects of the pro forma company once we get a little more clarity around exactly what that looks like.

Brady Matthew Gailey

Keefe, Bruyette, & Woods, Inc., Research Division

All right. That’s helpful. And then, David, I have your year-end 2020 tangible book value with TCBI at about $40, that puts your stock at 1.3x tangible, which doesn’t seem right for a company that’s doing a high-teens return on tangible common equity. So my question is on the buyback. Your stock is notably inexpensive. I know that buyback can be tough when you have a deal pending, but is there the opportunity for you guys to buyback stock before the TCBI deal closes? And if not, if the stock stays as cheap post closing, do you think you’ll be active on the buyback front?

David R. Brooks

Chairman, President and CEO

Well, I will agree with you, Brady, that we think the stock price is dislocated, but I don’t have a PhD and whatever you have to have to figure that out. So I’m not going to speculate on exactly why that is. We remain extremely confident in our model, extremely confident in what we’ve told the market regarding this merger and what the performance of our company is going to be in the short and midterm. That said, yes, we have a policy, as you know, of taking excess capital and returning it to the shareholders via dividends and a buyback program. And so that’s a part of this whole equation, Brady, as we think about the go-forward company. Depending on what the pro forma size is of the company once we close on the transaction and get everything adjusted the way we want it to over the next 6 to 18 months, I do expect that there’s going to be some significant cash flow coming off the combined organization that can be used for stock buybacks.

And to the extent that our balance sheet is slightly smaller, that would also free up capital. And as you allude to, at these kinds of prices, we’ve never seen our stock trade at these kinds of prospective multiples, and we’ll be very aggressive in acquiring back our stock.

And so I don’t think, right now, during the interim period, Brady, while we’ve got our regulatory applications have all been filed, we’re working with SEC on those regulatory filings, and I don’t — I think it would be disruptive if we tried to do a lot of stock buybacks that would affect our pro forma capital ratios right now that we’ve put into the models and into the applications. So I don’t expect we’re going to be real aggressive between now and June in buying back our stock. But, gosh, I mean, there are scenarios where we would have to take a look at that. But right now, I think the market will sort all this out. We’re very confident in that. And look, what we can do when we talk about this internally, Brady, is we can build the model, people are excited about the pro forma company, and we can perform. And as we did in the fourth quarter, as we’ll do in the first quarter, as we’ll do in the second quarter, we’re going to continue to perform. And as we execute and perform and show investors and our customers and our employees what everything is going to look like as a combined company, then I believe people will understand and see the value of the transaction.

Brady Matthew Gailey

Keefe, Bruyette, & Woods, Inc., Research Division

All right. And then finally, for me, is just a question on TCBI’s credit quality. I know IBTX has been a very clean story for years. I think one of the concerns that investors have with the merger is just the credit quality of Texas Capital. We saw NPAs there increased a decent amount when they reported earnings last week. So can you just, again, talk to us about how you got comfortable with TCBI’s credit? And anything that you — any additional work or things that you’ve learned in the last month or 2 post deal announcement?

David R. Brooks

Chairman, President and CEO

Let me give a high-level view of that, Brady, and then I’m going to let Dan speak to some specifics around the due diligence process. But we — the numbers that you saw that were in the announcement were numbers — those increases are September 30 to December 31. We were doing our due diligence in November and early December on that portfolio. So we have a really good handle on where they were and what they had marked and what they were experiencing to the extent that we were seeing that information as part of the diligence. So we were not surprised, I guess, to start with that. We were not surprised that there was a pickup in some of those categories, but we feel like we’ve got a good handle on what that exposure is and where it’s going, and I’ll let Dan give some color — commentary on that. But...

Daniel W. Brooks

Vice Chairman and Chief Risk Officer

Yes. Not a lot to add to that, David. I would say the due diligence process that we went through, certainly confirm that they are working hard to assess their portfolio constantly, that they understand what their risks are and are appropriately grading those. And so I don’t think — as David said, I don’t think there was any surprise in that, and I think they’re managing that accordingly.

David R. Brooks

Chairman, President and CEO

Yes. And they’re going to continue to manage. We have a lot of confidence in their leadership there. They’re going to continue to manage their credit appropriately between now and the merger, and we believe we’ve got a handle at high level on what the overall exposure and risk of both our portfolio and their portfolio is. And we are very confident in looking at CECL reserves and looking at the mark on the portfolios going forward that at the merger, there will be plenty of reserve there — or will be an appropriate reserve there for the amount of risk in the combined portfolio.

Operator

Our next question is from Michael Rose with Raymond James.

[. . ..]

Michael Edward Rose

Raymond James & Associates, Inc., Research Division

Okay. That’s helpful. And maybe as a follow-up, TCBI rolled out a new online deposit platform last week, are you guys going to participate in that before the deal closes? Is there any plans to do that? Or is it just going to happen naturally once the acquisition closes?

David R. Brooks

Chairman, President and CEO

Yes. Correct, Michael. We’re — they rolled out their Bask Bank project, where — but there’s no crossover, no ability for us to participate in that in this interim period. And then we’re excited about having a digital platform for account opening and really all the possibilities of that across small business and account opening and how that plays with our branch banks. Our branch network is a part of what we’re in discussions now, talking about how we can utilize that across our 94 branches that we’re bringing to the merger. And — but I think the technology is good and some of that will be valuable to us in the days ahead.

[. . .]

Operator

Our next question is from Matt Olney with Stephens.

Matthew Covington Olney

Stephens Inc., Research Division

I want to go back to the discussion around the stock buyback and thinking more longer term. David, what do you view as the minimum capital threshold for a bank that’s closing in on $50 billion of assets? And specifically, which capital ratio would the bank be most focused on over the next few years?

David R. Brooks

Chairman, President and CEO

Matt, I think, we’ll continue to look [indiscernible] at tangible equity capital from just a base level and then on a risk-adjusted — total capital risk-adjusted as the other kind of lever that we look at most of the time, and I hate to put a floor or anything on it at this point, Matt. A lot of that just depends on what the business model looks like and what we perceive the risk to be and the volatility.

Our objective is to put together a high-performing, strong efficiency ratio, strong return on tangible equity company that’s growing, but growing with strong risk parameters as we have at Independent over the years. So that’s the go-forward model. And what that capital ratio looks like, we’ll determine, but 8.5% is what we’ve been saying on a tangible equity here over the last year or 2 is kind of what we feel comfortable with as a target long-term and 11.5%, 12% on the total risk base. And — so I don’t see anything at this point that would change my mind about those numbers, but I reserve the — I strongly reserve the right to change that up or down depending on what the pro forma business model is flushed out finally to be.

But we will be, Matt, to your point — let me just reemphasize this, to your point, we’re going to be — we intend to continue that dividend, even though I know TCBI has not historically paid a dividend. We’re going to continue that dividend. Our Board will always be looking and be inclined to try to increase that dividend over time based upon the earnings of the company. And then — and to be aggressive. And so in case I wasn’t clear in my previous answer, we will be very aggressive within the constraints of capital and earnings on buying back our stock, especially when it’s trading at these kind of prices.

Matthew Covington Olney

Stephens Inc., Research Division

Okay, understood. And then, David, you’ve mentioned a few times, you’re putting together the go-forward business model and you’re going to come to the market with that at some point. Is there a time line of expectations you want to provide today as far as when the investment community will hear more about this go-forward plan?

David R. Brooks

Chairman, President and CEO

No. I think we’ve said, Matt, we’ll do absolutely as quickly as we can. We’re working hard on it. As you might imagine, our employees — both companies are anxious to know what that model looks like and how it affects everyone, and then, obviously, investors as well. And so it’s as absolutely quickly as we can, just too early to say what — any specific time lines on that. So we’re working on it, and we will be very communicative as quickly as we can be.

Operator

[Operator Instructions]

Our next question is from Rahul Patil with Evercore ISI.

Rahul Suresh Patil

Evercore ISI Institutional Equities, Research Division

So your NIM was around 3.81%, Texas Capital’s NIM of 2.95% this quarter. So just using sort of a weighted average to get a combined NIM of 3.20%. Going from there, you started — you stated your NIM will be down — stable to down a few bps, Texas Capital’s 2020 NIM outlook of 3.05%, 3.15% implies some improvement from the fourth quarter level. So you have that dynamic going on. And then post the deal close, you will eliminate the accretion that’s tied to Guaranty Bancorp, but you will have additional accretion from the $195 million related to non-PCD and the $37 million loan rate mark. And let’s assume that’s accreted over 5 years, so that’s around $11 million, $12 million of quarterly accretion. That’s 10 bps of per quarter accretion. So I’m just trying to get a sense for the first full quarter post the deal close, is it fair to think about the NIM starting point of around 3.25%. Is that a fair assessment?

David R. Brooks

Chairman, President and CEO

I think it’s way too early, honestly, for us to be able to give an indication on that. A lot of that depends, of course, part of which — what I believe Texas Capital pointed to in the fourth quarter was the size and the growth in that mortgage business, which was partly to push down the NIM. And again, all these things, as we look forward, what the relative size of that mortgage business, which Texas Capital, I believe, has indicated, they expect just a normal attrition of that down to a more normal level. And a lot of it depends on what that normal level is and then what other businesses we choose to focus on and which ones we deemphasize. And so I just don’t — I don’t think we could give any clear color, and I wouldn’t feel comfortable. Michelle, I don’t know if you...

Michelle S. Hickox

Executive VP & CFO

Yes. I mean I think the way you’re thinking about it, all the parts that make it up, that does make sense. But there’s too many unknowns at this point to give a prediction on what the NIM would be at that point. I didn’t hear — there’s a credit adjustment in CECL that will come back into income. So we do expect that there will also be a rate mark that will come back into income that will replace our current rate mark. And I didn’t hear you say that. So that might be something else you need to think about.

Rahul Suresh Patil

Evercore ISI Institutional Equities, Research Division

Okay. And then just on the expense base. So the fourth quarter expense came in a little higher than what you were expecting and even what you had guided to. So just annualizing that $70 million, get to 280 number. The deal closes midyear, so you have 50% of Texas Capital’s annual base of around, let’s say, 50% of that is like 320-ish number. So you’re starting from a 600-ish level for the full year, $50 million of cost saves realized in second half of this year. So is it reasonable to think about the full year ‘20 expense base of around $550 million?

Michelle S. Hickox

Executive VP & CFO

I don’t — I can’t really answer that right now either. I think the projection — the model included $25 million of cost saves this year for the second half of the year.

Operator

And we do have one final follow-up question from Michael Young with SunTrust.

Michael Masters Young

SunTrust Robinson Humphrey, Inc., Research Division

I just wanted to ask maybe one big picture question on just the overall kind of pro forma company. You were pretty explicit in the pro forma EPS accretion and tangible book value accretion as well as the balance sheet size, but then you’ve kind of talked about some fluctuations in some of the business lines, et cetera. So is there anything that you could give that would provide a little more confidence in some of those initial projections? Or should we think about some volatility in both the businesses and really just stay focused on the profitability level of the pro forma company? Just trying to gauge that.

David R. Brooks

Chairman, President and CEO

Yes. Great question, Michael. We — the tangible book value accretion is a mathematical certainty. When we close, and we do the stock exchange that will create that tangible book value that we’ve talked about. So I think if you start there. And so if there’s concern about whether that’s going to materialize or not, I’m not really sure I understand that. In terms of how we get the earnings accretion, partially related to the cost saves, which, again, we have a great deal of confidence in being able to achieve those, what we’ve announced.

And then the business models we’ve been talking about this morning, go forward, and I think that’s really what you’re talking about, Michael, is at what point can we give some confidence in around what the earnings and the growth and the margins are going to be on this go-forward merge balance sheet? And I will tell you, I’m extremely pleased when we look at the go-forward leadership team has been hard at work now for 5 weeks, meeting and talking and everyone is focused about. And I’ve been very impressed that the leadership of the 2 teams, starting at the board level to the executive level and then down from there, the team we put together in this integration management office are all focused almost exclusively on this go-forward entity. And to be able to rally 2 pretty different companies in terms of business model to come together so quickly, focused on what are all the great things we can accomplish by putting these 2 together and the go-forward model, I think, it’s going to turn out to be pretty unique when we look back at this over time.

So that’s the confidence that you’re hearing us express, and we feel really good about where we are. It’s early, and there’s some work to do and a lot of tough decisions to make. But as we said all along, we’re willing to make the hard decisions. There are no sacred cows, if you will. I hate to always pick on cows, but there are no assumptions from our previous business model other than we’re going to keep serving the customers of Texas and Colorado, in 5 of the 7 to 10 best markets in the country, and we’re going to do it in a way that’s safe and sound. You mentioned the volatility, that’s one of the objectives in the goforward business model we’ve talked about, which is to bring down the volatility of earnings and NIM and all of that into a stable, and that’s one of the real positives of this because as we’ve talked about it, it’s the mortgage business on the PCI side, the commercial real estate, on the Independent Bank side, all that merges together into a much better looking combined balance sheet.

And so we continue to be very encouraged. And that really goes back to the very earlier question of when can we paint that picture of exactly what is going to look like, just absolutely as soon as the lawyers will let me tell you.

Michael Masters Young

SunTrust Robinson Humphrey, Inc., Research Division

And I guess, as a follow-up, is there any expectation on timing of when the lawyers might lift that to that end and should we expect that in kind of the quarterly earnings conference call scenario? Or would that be a separate event? Any — just any color on that.

David R. Brooks

Chairman, President and CEO

Yes, that’s a great question. And clearly, by the April — April first quarter earnings call by the end of April, that’s another 3 months from now, we should begin to be able to have more color around that. By then, whether we would do a separate call or a separate filing or anything between now and then, I don’t know. I know we’re going to be — we and the Texas Capital leadership, are going to be out and about [Audio Gap] our ability to do it.

Operator

We have reached the end of our question-and-answer session. I would like to turn the call back over to David for closing remarks.

David R. Brooks

Chairman, President and CEO

[. . .]

Thanks for your interest in the — in Independent Bank and in our proposed combination with another great company in Texas Capital.

[. . .]

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and the future performance of IBTX and TCBI. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on IBTX’s and TCBI’s current expectations and assumptions regarding IBTX’s and TCBI’s businesses, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect IBTX’s or TCBI’s future financial results and performance and could cause actual results or performance to differ materially from anticipated results or performance. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between IBTX and TCBI, the outcome of any legal proceedings that may be instituted against IBTX or TCBI, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where IBTX and TCBI do business, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, the ability to complete the transaction and integration of IBTX and TCBI successfully, and the dilution caused by IBTX’s issuance of additional shares of its capital stock in connection with the transaction. Except to the extent required by applicable law or regulation, each of IBTX and TCBI disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding IBTX, TCBI and factors which could affect the forward-looking statements contained herein can be found in IBTX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2019, June 30, 2019 and September 30, 2019, and its other filings with the Securities and Exchange Commission (“SEC”), and in TCBI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2019, June 30, 2019 and September 30, 2019, and its other filings with the SEC.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger between IBTX and TCBI, IBTX filed a registration statement on Form S-4 with the SEC on January 21, 2020 to register the shares of IBTX’s capital stock to be issued in connection with the merger. The registration statement includes a joint proxy statement/prospectus. The registration statement has not yet become effective. After the Form S-4 is effective, a definitive joint proxy statement/prospectus will be sent to the shareholders of IBTX and TCBI seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT IBTX, TCBI AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from IBTX at its website, www.ibtx.com, or from TCBI at its website, www.texascapitalbank.com. Documents filed with the SEC by IBTX will be available free of charge by accessing the Investor Relations page of IBTX’s website at www.ibtx.com or, alternatively, by directing a request by telephone or mail to Independent Bank Group, Inc., 7777 Henneman Way, McKinney, Texas 75070, (972) 562-

9004, and documents filed with the SEC by TCBI will be available free of charge by accessing TCBI’s website at www.texascapitalbank.com under the tab “About Us,” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to Texas Capital Bancshares, Inc., 2000 McKinney Avenue, Suite 700, Dallas, Texas 75201, (214) 932-6600.

Participants in the Solicitation

IBTX, TCBI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of IBTX and TCBI in connection with the proposed transaction under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about IBTX, and its directors and executive officers, may be found in IBTX’s definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on April 23, 2019, and other documents filed by IBTX with the SEC. Additional information about TCBI, and its directors and executive officers, may be found in TCBI’s definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 7, 2019, and other documents filed by TCBI with the SEC. These documents can be obtained free of charge from the sources described above.